Filed by EchoStar Communications Corporation
                                 Pursuant to Rule 425 under the Securities
                                 Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                 Subject Company: Hughes Electronics Corporation Commission File No. 0-26035

                                 Date: August 6, 2001




The following is a slide show presented at an analyst conference held by EchoStar on August 6, 2001.

0         COVER PAGE

    ----------------------------------------------------------------------------


           [ EchoStar Logo]

             [Hughes Logo]

          A Powerful Platform

            August 6, 2001

1   SAFE HARBOR
          This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of EchoStar Communications Corporation ("EchoStar") or a combined EchoStar and Hughes Electronics Corporation ("Hughes") to differ materially, many of which are beyond the control of EchoStar include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability by EchoStar to obtain certain retransmission consents; (9) EchoStar's inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in EchoStar's periodic reports filed with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements in this presentation. Subject to future developments, EchoStar may file with the Securities and Exchange Commission a registration statement at a date or dates subsequent hereto to register the EchoStar shares to be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the SEC, as well as any amendments or supplements obtain a free copy of the registration statement (when and if available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement (when and if available) and other relevant documents may also be obtained free of charge from EchoStar by directing such request to: EchoStar Communications Corp., 5701 South Santa Fe Drive, Littleton, CO 80120, Attention: Investor Relations.

          EchoStar and certain executive officers of EchoStar may be deemed to be "participants" in EchoStar's solicitation of proxies from GM and GMH shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation was filed with the Securities and Exchange Commission on August 6, 2001.

2   PROPOSED TRANSACTION

    ----------------------------------------------------------------------------

    Stock-for-stock transaction

    0.75 DISH / GMH share (1.0B new DISH shares issued)

    Values Hughes at $32B*, including debt of $1.9B

    $42 - $56 billion of additional present value to combined company from DirecTV / DISH Network synergies

    Economic ownership = 66% Hughes : 34% EchoStar

    Tax free to GM and GMH shareholders

    Note: Based on the closing market price of DISH on the Nasdaq Stock Market on August 3, 2001.

    ----------------------------------------------------------------------------

3   BENEFITS TO SHAREHOLDERS

    ----------------------------------------------------------------------------

    o Massive synergy opportunities

    o 100% digital nationwide platform with 16M+ subscribers

    o Creates stronger competitor to large, US cable / broadband providers

    o 100M US households offer powerful growth opportunity

    o Leverage already compelling DBS economics

    o Superior management team with proven success

    ----------------------------------------------------------------------------

4                 VALUE OF THE PROPOSED TRANSACTION

    ----------------------------------------------------------------------------
    ESTIMATED

                                                                 INCLUDING PV OF SYNERGIES
                                                  EXCHANGE       -------------------------
                                                 RATIO ONLY*      LOWER          UPPER
                                                 -----------     -------------------------

    Value per GMH Share                                 $23         $43            $49
    Premium to Current GMH Stock Price ($19)            18%        121%           155%

    Equivalent Value to GM Shareholders                0.76        0.76           0.76
    Per GM Share                                        $17         $33            $38
    % of Current GM Stock Price ($63)                   28%         52%            59%

    Value per DISH Share                                $30         $57            $66
    Premium to Current DISH Stock Price ($30)            --         87%           116%

    Note: Based on the closing market price of DISH on the Nasdaq Stock Market and GM and GMH on the NYSE on August 3, 2001.

    ----------------------------------------------------------------------------

5   BENEFITS TO CONSUMERS
    ----------------------------------------------------------------------------

o    More channels and better service would be available
     -Increased local to local service
     -Increased HDTV offerings
     -Increased VOD/PPV offerings
     -Additional speciality content

o   Significant cost savings expected from synergies

o   Effective containment of cable price increases

o   Bridges the "Digital Divide"
    -Broadband availability
    -Nationwide competitive pricing

    ----------------------------------------------------------------------------

6   MULTI-CHANNEL TV PROVIDERS

    ----------------------------------------------------------------------------
    [Bar Chart
    By Number of Subscribers
    (in Millions)

    14.4 (AT&T) to
    between 17.4
    and 27.1
    (including other
    cable)                  16.1          12.7        8.4       6.9    6.2      5.8           3.0
    AT&T+              DISH NETWORK    TIME       COMCAST   CHARTER   COX    ADELPHIA    CABLEVISION]
    ANY MAJOR          DIRECTV         WARNER
    CABLE              PRO FORMA       CABLE
    PRO FORMA


    NOTE: SUBSCRIBERS ARE AS OF JUNE 30, 2001, PRO FORMA FOR ALL ANNOUNCED TRANSACTIONS. ADELPHIA AND CABLEVISION ARE AS OF MARCH 31, 2001.

    ----------------------------------------------------------------------------

7   MULTI-CHANNEL TV PROVIDERS

    ----------------------------------------------------------------------------
    [Bar Chart
    BY REVENUE
    ($ IN MILLIONS)


      $8,964
      (AT&T) to
      between
      $10,861 and
      $15,309
      (including
      other cable)            $8,925    $6,345     $4,982    $3,974   $3,426   $3,098        $1,897
            AT&T+       DISH NETWORK     TIME     COMCAST   CHARTER   COX      ADELPHIA   CABLEVISION]
          ANY MAJOR        DIRECTV      WARNER
            CABLE         PRO FORMA      CABLE
          PRO FORMA


    Note: Revenue figures reflect core cable or DBS revenue for the pro forma quarter ended June 30, 2001, annualized, except for Adelphia and Cablevision which are as of March 31, 2001.

    ----------------------------------------------------------------------------

8   HUGHES VS. CABLE

    ----------------------------------------------------------------------------



          Key to Success                                     Who has the
          --------------                                     -----------
                                                              Advantage?
                                                              ----------

          Fattest Pipe                                               DBS
          Nationwide Footprint                                       DBS
          Cost per Home Passed                                       DBS
          100% Digital Quality                                       DBS
          Channel Capacity                                           DBS
          Plant Upgrades                                             DBS
          Customer Service                                           DBS
          Incumbency                                               Cable
          Broadband                                                    ?


    ----------------------------------------------------------------------------

9         EXTREMELY LOW LEVERAGE

    ----------------------------------------------------------------------------


                                         Total      Basic      Total Debt /
                                     Debt ($M)     Subs (M)      Subscriber

                              ---------------------------------------------

    AT&T                               $17,202        14.4           $1,191
    Comcast                             11,699         8.4            1,390
    Charter                             15,571         6.9            2,243
    Cox                                  9,114         6.2            1,478
    Adelphia                            12,474         5.8            2,137
    Cablevision                          7,599         3.0            2,560
                              ---------------------------------------------
    Average                                                          $1,833

    EchoStar / Hughes                   $6,891        16.1             $429
    Net Debt                             3,523        16.1              219

    Notes: Total debt includes convertible notes. All statistics are as of June 30, 2001 except for Adelphia and Cablevision which are as of March 31, 2001. Subscribers are pro forma for all announced swaps. AT&T debt is per UBSW estimate.

    ----------------------------------------------------------------------------

10  LEVERAGING INVESTED CAPITAL

    ----------------------------------------------------------------------------


                        Homes    Basic        Invested       Per     Per Basic
                   Passed (M)   Subs (M)    Capital ($M)    Home        Sub
                                                           Passed

                   -------------------------------------------------------------

    Comcast              13.5        8.4       $23,727     $1,761        $2,818

    Cox                   9.9        6.2        21,107      2,139         3,423

    Charter              11.2        6.9        23,984      2,135         3,455

    Adelphia              9.5        5.8        17,998      1,900         3,083

    Cablevision           4.3        3.0         4,846      1,125         1,632
    ----------------------------------------------------------------------------
    Total                48.4       30.3       $91,662     $1,857        $3,022

    EchoStar            100.0        6.1        $4,664        $47          $768
    Hughes              100.0       10.0         9,180         92           918
    Pro Forma           100.0       16.1       $13,844       $138          $861

    ----------------------------------------------------------------------------

11  MASSIVE SYNERGIES
    ----------------------------------------------------------------------------

    Expected Synergies        o  Incremental subscribers
                              o  Improved ARPU
                              o  Increased EBITDA
                              o  Reduced Churn

    Aggregate Benefit         o 9.4M incremental subscribers
                              o $5.0B annual EBITDA increase by 2005
                              o $12.3B cumulative EBITDA increase '02-'05

    Shareholder Value         o Creation of $42-$56B in PV synergies
                              o $20 - $26/share for GMH shareholder (0.75 ratio)
                              o $15 - $20/share for GM shareholder
                              o $27 - $35/share for DISH shareholder

    ----------------------------------------------------------------------------

12  SYNERGY OVERVIEW

    ----------------------------------------------------------------------------

    Estimated ($ in millions)

            PV of Cost Savings                  PV of Revenue Synergies

    -----------------------------     ------------------------------------------

    SAC                   $13,128     Advertising / Interactive          $10,349
    Churn                   9,345     Local Service                        7,449
    Programming             7,890     Digital Divide                       2,759
    G&A                     4,943     VOD / PPV                            1,003
    CapEx                     317     HDTV                                   502
    -----------------------------     Box Swaps                          (1,981)
    Subtotal              $35,624     ------------------------------------------
                                           Subtotal                      $20,080

    -----------------------------     ------------------------------------------

    [Pie chart showing cost savings of 64% and revenue synergies of 36% of total present value of synergies]

    Total Present Value of Synergies = $55.7 billion

13  SYNERGIES BREAKDOWN

    -----------------------------------------------------------------------------------------------
    Estimated ($ in Millions)

                                                                                        Projected
                                                                                        2005 EBITDA
    Cost Synergies                Assumption                                            Impact

    ------------------------------------------------------------------------------------------------

    Reduced SAC                  o  Standardization of set-top boxes                         $1,041
                                 o Increased production volumes
                                 o $125 /Gross add (blended)

    Reduced Churn                o  0.3% reduction                                              778
                                 o  Increased services and higher customer loyalty

    Reduced Programming Costs    o  5% cost reduction in 2002                                   664
                                 o  Additional 5% reduction thereafter

    Reduced G&A                  o  Elimination of duplicative overhead                         427

    Reduced CapEx                o  Elimination of a portion of corporate                       100
                                    and satellite capex

    Subtotal - Cost Savings                                                                  $2,910*

    ------------------------------------------------------------------------------------------------
    Note:  Excluded $100 million of CapEx synergies
    ------------------------------------------------------------------------------------------------

14  SYNERGIES BREAKDOWN

    -----------------------------------------------------------------------------------------------------------
    Estimated ($ in Millions)

                                                                                                    Projected
                                                                                                    2005 EBITDA
                                                                              Results               Impact
                                                                     -------------------------------
    Revenue Synergies                 Assumption                     Sub      ARPU       Churn

    -----------------------------------------------------------------------------------------------------------

    Advertising/Interactive          o  Incremental Revenue            Up      Up         Down             $925
                                     o  $30/year by 2005

    Local Service                    o  Approx. 60 new markets         Up      Up         Down              740
                                     o  $5.99/month

    Digital Divide                   o  Offer broadband to more        Up      Up         Down              278
                                        areas
                                     o  ARPU from $70 down to
                                        $55

    VOD / PPV                        o  Offer more content             Up      Up         Down              108
                                     o  Additional 0.5 buy/month
                                     o  $3.99/buy

    HDTV                             o  More content, $10/month         -      Up         Down               73

    ...........................................................................................................
    Cost to Swap Boxes               o  2.5 billion over 4 years        -       -            -            (625)

    Subtotal - Revenue Synergies                                                                        $2,124*
    ...........................................................................................................

    Note: Excludes $625 million of cost to swap boxes, which is non-recurring.

15  SUBSCRIBER SYNERGY IMPACT

    ----------------------------------------------------------------------------

    Estimated Incremental Subscribers in 2005 (In Millions)

         [Bar Chart showing subscriber synergy impact in millions of subscribers


         Local to Local                                                      2.6
         Reduced Churn                                                       3.3
         HDTV / Specialty Content                                            2.5
         VOD / PPV                                                           1.0
         Total                                                              9.4]

    ----------------------------------------------------------------------------

    ----------------------------------------------------------------------------
16  PRESENT VALUE OF SYNERGIES
    ----------------------------------------------------------------------------

    Estimated ($ in Billions Except per Share and Share Amounts)

                                                                Range
                                                        ------------------------
                                                             Lower    Upper

                                                        ------------------------

       Total EBITDA from Synergies in 2005*                   $5.0          $5.0
       Terminal EBITDA Multiple                              10.0x         14.0x
                                                        ------------------------
       Terminal Value                                        $50.3         $70.5
       Discount Rate                                         10.0%         10.0%

       Present Value of Terminal Value                       $34.4         $48.1
       Present Value of Cash Flows from 2002 - 2005            7.6           7.6

       Present Value of Synergies                            $42.0         $55.7

       Pro Forma Shares Outstanding (millions)               1,578         1,578

       Present Value of Synergies per DISH Share        $26.58/sh.    $35.29/sh.

    ----------------------------------------------------------------------------
    Note:   Excludes cost to swap boxes, which is non-recurring.

17  VALUATION BASED ON SUBSCRIBERS

    ----------------------------------------------------------------------------

    Estimated ($ in Billions Except per Subscriber and Share Amounts)
                                                                Range
                                                        ------------------------
                                                             Lower    Upper

                                                        ------------------------

       Incremental 2005 Subscribers (M)                        9.4           9.4
       Enterprise Value / Subscriber                        $3,000        $4,500
                                                        ------------------------

       Total Incremental Subscriber Value                    $28.3         $42.4

       Total Pro Forma 2005 Subscribers (M)                   32.0          32.0
       Incremental Value / Subscriber (Ops., Churn, etc.)     $500        $1,000
                                                        ------------------------
       Total Multiple Expansion Value                        $16.0         $32.0

       Total Incremental Value                               $44.3         $74.4
       Discount Rate                                         10.0%         10.0%

       Present Value                                         $30.2         $50.8

       Pro Forma Shares Outstanding (millions)               1,578         1,578

       Present Value per DISH Share                     $19.16/sh.    $32.20/sh.

18  PREMIUM TO GMH SHAREHOLDERS

    ----------------------------------------------------------------------------
    Estimated

                                                                Range
                                                        ------------------------
                                                             Lower    Upper

                                                        ------------------------

       Current EchoStar Stock Price*                        $30.44        $30.44
       Present Value of Synergies per Share                  26.58         35.29

          Total                                             $57.02        $65.73

       Exchange Ratio                                        0.75x         0.75x
          Total Offer Value per GMH Share                   $42.76        $49.30

       Current GMH Stock Price*                             $19.36        $19.36

       Premium - ($/share)                                  $23.40        $29.94
       Premium - (%)                                          121%          155%


    ----------------------------------------------------------------------------
    Note: Based on the closing market price of DISH on the Nasdaq Stock Market and GMH on the NYSE on August 3, 2001.

19  VALUE TO GM SHAREHOLDERS

    ----------------------------------------------------------------------------
    Estimated


                                                             Range
                                                --------------------------------
                                                Current      Lower      Upper

                                                         -----------------------

       Current EchoStar Stock Price*                 --     $30.44        $30.44
       Present Value of Synergies per Share          --      26.58         35.29

          Total                                      --     $57.02        $65.73

       Exchange Ratio                                --      0.75x         0.75x
          Total Offer Value per GMH Share            --     $42.76        $49.30

       Equivalent Value to GM Shareholder          0.76       0.76          0.76

       Value - ($/share)*                        $14.71     $32.60        $37.58
       Current GM Stock Price*                   $63.28     $63.28        $63.28
       % of GM Share                                23%        52%           59%


    Note: Based on the closing market price on August 3, 2001 on the Nasdaq Stock Market for DISH and NYSE for GM and GMH.
    ----------------------------------------------------------------------------

20  PREMIUM TO DISH SHAREHOLDERS

    ----------------------------------------------------------------------------
    Estimated

                                                                   Range
                                                        ------------------------
                                                             Lower         Upper

                                                        ------------------------

       Current EchoStar Stock Price*                        $30.44        $30.44
       Present Value of Synergies per Share                  26.58         35.29

          Total                                             $57.02        $65.73


       Premium - ($/share)                                  $26.58        $35.29
       Premium - (%)                                           87%          116%


    ----------------------------------------------------------------------------
    Note: Closing market price on the Nasdaq Stock Market on August 3, 2001.

21  ECHOSTAR HIGHLIGHTS


    o Fastest growing multi-channel TV provider in the U.S.

    o  Powerful business model / EBITDA positive

    o  Superior, results-driven management team

    o  Proven track record of operational execution

    o  Historical ability to create shareholder value

22  PROVEN ABILITY TO EXECUTE

    [Bar Chart showing a 93.3% compound annual growth rate in EchoStar revenues from 1996 to Q2 2001 Annualized. Revenues ($M)

              1996     1997      1998      1999       2000    Q2 2001 Annualized

              $199     $477      $983      $1,603     $2,715  $3,865]

    [Bar Chart showing an 88.5% compound annual growth rate in the number of EchoStar's subscribers from 1996 to Q2 2001.
    Subscribers (M)

              1996     1997      1998      1999       2000    Q2 2001

              350      1,040     1,940     3,410      5,260   6,070]

    [Line Graph showing the net incremental market share of DISH
    Network relative to DirecTV from Q3 2000 to Q2 2001.

              Q3 2000   Q4 2000   Q1 2000   Q2 2001

DISH Network  50%      48%       58%       67%

DirecTV       50%      52%       42%       33%]

23  DISH NETWORK VS. DIRECTV
                                           Dish                     Who Has the
                                          Network     DirecTV        Advantage?
                                          -------     -------        ----------

    Channel Capacity                        500+        300+        Dish Network

    Q2 2001 Incremental Market Share        67%         33%         Dish Network

    Subscriber Growth (LTM)                40.8%       18.1%        Dish Network

    ARPU Growth (LTM)                      10.6%        0.9%        Dish Network

    Est. Sub. Acq. Cost. (SAC)           $100 less      --          Dish Network

24  VALUE CREATION

    [Chart showing that since 1998 EchoStar's stock price has appreciated 1,354% compared to a 130% increase for cable companies, a 71% increase for NewsCorp, a 57% increase for GMH shares, a 26% increase for GM shares and a 25% increase for the S&P 500 index.]

          Source: FactSet
          Note: Cable Composite consists of Comcast, Charter, Adelphia, Cox and Cablevision.

25  REGULATORY OVERVIEW

    We are confident this transaction will receive regulatory approval

    Benefits to Consumers      o  Increased content
                               o  Access to competitive broadband services
                               o  More local-to-local
                               o  Competitive pricing

    Improved Market            o  Combined EchoStar (#7)/ DirecTV (#3) will
    Dynamics                      represent only 18% of total MVPD
                               o  FCC recently rescinded 30M subscriber cap
                                  (est. 40-60%)
                               o  Significantly increased competition for
                                  incumbent cable operators
                               o  Rural competition from various sources
                               o  No content provider affiliations

    Third Party Support        o  Donald Russell
                                  Former Chief of the Department of Justice's
                                  Telecom Task Force
                               o  GM and GMH management believe regulatory
                                  approval is likely

26  ROAD MAP TO COMPLETION

    Proposed Process                                       Expected Timing
    ----------------                                       ---------------

    o  Execution of Definitive                                   Immediate
       Agreements

    o  GM and GMH Shareholders                                   4 Months
       Meeting

    o  Receive Regulatory                                        9 Months
      Clearances
    - DOJ, FCC, SEC
    - Various state approvals

    Close Transaction                                            9 Months

27  ECHOSTAR / HUGHES

        A Powerful Combination                      EchoStar Provides
        ----------------------                      -----------------

    o  Top tier pay TV provider               o  Compelling synergies
       16M+ subscribers

    o  Undeniable DBS economics               o  Superior management team

    o  True competition to cable              o  Financial strength and
                                                 flexibility

    o  Value creation                         o  Track record of stock price
                                                 performance

                                 [EchoStar Logo]

                       INFORMATION REGARDING PARTICIPANTS

Echostar and the following persons may be deemed to be "participants" on behalf of EchoStar in the solicitation of proxies from GM and GMH shareholders.

--------------------------------------------------------------------------------
Charles W. Ergen                Chairman and Chief Executive Officer
--------------------------------------------------------------------------------
David K. Moskowitz              Senior Vice President, General Counsel and
                                Secretary
--------------------------------------------------------------------------------
Michael R. McDonnell            Senior Vice President and Chief Financial
                                Officer
--------------------------------------------------------------------------------
Jason Kiser                     Treasurer
--------------------------------------------------------------------------------

As of August 6, 2001 EchoStar beneficially owned 1,000 shares of General Motors common stock and 185,000 shares of Hughes tracking stock. Mr. Ergen beneficially owns approximately 1,000 shares of General Motors common stock and approximately 10,000 shares of Hughes tracking stock.

Other than as set forth herein, as of the date hereof, neither EchoStar nor any of the other participants listed above has any substantial interest, direct or indirect, by security holdings or otherwise, in General Motors or Hughes.

Certain other persons named below may assist EchoStar in the solicitation of proxies from GM and GMH shareholders. Pursuant to a letter agreement between UBS Warburg LLC ("UBS Warburg") and EchoStar, EchoStar has agreed to pay UBS Warburg for its financial advisory services in connection with the proposed transaction involving Hughes a financial advisory fee of (1) up to $5,000,000 in connection with the public announcement of the proposed transaction and (2) $20,000,000 upon the closing of a transaction involving Hughes, subject to certain fee credits. EchoStar also has agreed to provide UBS Warburg and certain related parties with customary indemnification. UBS Warburg does not admit that it or any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies, or that Schedule 14A requires the disclosure of certain information concerning it or them. The following sets forth the name and title of each of the UBS Warburg employees who may assist EchoStar in the solicitation of proxies: James Brennan, Managing Director, Stephen Ketchum, Managing Director, James Neissa, Managing Director, Lee LeBrun, Executive Director and Lee Ann Gliha, Director.

UBS Warburg and its affiliates engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of business, UBS Warburg and its affiliates may trade the debt and equity securities of General Motors for their own account and the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, or option contracts or other derivatives in or relating to such securities. UBS Warburg has informed EchoStar that, as of the close of business on August 3, 2001, UBS Warburg, for its own account, held a net long position of less than 1% of General Motors common stock and less than 1% of shares of Hughes tracking stock. UBS Warburg and certain of its affiliates also may have voting and/or dispositive power with respect to certain shares of General Motors and shares of Hughes tracking stock held in asset management, brokerage and other accounts. UBS Warburg and such affiliates disclaim beneficial ownership of such shares of General Motors and Hughes tracking stock.

Subject to future developments, EchoStar may file with the Securities and Exchange Commission a registration statement at a date or dates subsequent hereto to register the EchoStar shares to be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement (when and if available) and other relevant documents may also be obtained free of charge from EchoStar by directing such request to: EchoStar Communications Corp., 5701 South Santa Fe Drive, Littleton, CO 80120, Attention:
Investor Relations.